Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

August 10, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jan Woo, Legal Branch Chief

Washington, D.C. 20549

RE:	Anvia Holdings Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 22, 2017
File No. 217583

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to the Form S-1 (originally filed May 2, 2017) for Anvia Holdings Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated July 6, 2017 (the “Comment Letter”) in response to the filing of Amendment No. 1 to Registration Statement on Form S-1 on June 22, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Risk Factors

Mr. Ali Kasa and Mr. Waleed Badurik, the Company’s officers and directors…, page 8

1. In response to prior comment 4, you disclose that Messrs. Kasa and Badurik reside outside the United States. Please revise here or elsewhere to clarify where each person resides.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to clarify where each of the referenced persons resides.

The Company does not currently possess effective disclosure controls and procedures…, page 9

2. In response to prior comment 3, you added this risk factor that states that your disclosure controls and procedures were ineffective as of March 31, 2017. However, we note that prior comment 3 addressed your internal control over financial reporting as of December 31, 2016 and not your disclosure controls and procedures as of March 31, 2017. Furthermore, we note that this added risk factor disclosure conflicts with your Form 10-Q for the quarterly period ended March 31, 2017, which disclosed that your disclosure controls and procedures were effective as of the end of that period. Accordingly, please:

●	revise to include the disclosure requested by prior comment 3 concerning your internal control over financial reporting; and

●	clarify in your response whether your disclosure controls and procedures were effective as of March 31, 2017. If your disclosure controls and procedures were ineffective as of March 31, 2017, please file an amended Form 10-Q for the quarterly period ended March 31, 2017, or advise.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to include the disclosure requested by prior comment 3 concerning our internal control over financial reporting as of December 31, 2016; provided, however, that the Company’s disclosure controls and procedures were effective as of March 31, 2017. The prior disclosure that our disclosure controls and procedures were ineffective as of March 31, 2017 was the result of a scrivener’s error.

Description of Securities

Preferred Stock, page 12

3. We note your response to prior comment 7. Your current disclosure appears to indicate that the company may not adopt any amendments to its Bylaws or Certificate of Incorporation without the affirmative vote of at least 60% of the outstanding shares of Series A Preferred Stock. However, Section 2(B) of your Series A Preferred Stock Certificate of Designation, filed as Exhibit 3.1 to your Form 8-K filed March 17, 2017, states that the company “shall not, without the consent of the sixty-percent (60%) of the holders of the Series A Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation . . . so as to adversely affect the voting powers, preferences or special rights of the Series A Preferred Stock .. . . .” As it appears that the Certificate of Designation does not address amendments to your Bylaws and only limits amendments to your Articles of Incorporation that “adversely affect the voting rights, preferences or special rights of the Series A Preferred Stock,” please revise your disclosure here and elsewhere to ensure consistency between your description of the Series A Preferred Stock voting rights here and Section 2 of your Series A Certificate of Designation, or advise.

Response: In consideration of the comments received from the Staff of the Commission, our disclosures have been revised to ensure consistency between our description of the Series A Preferred Stock voting rights in the Registration Statement and in Section 2 of our Series A Certificate of Designation.

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The Business and the Business Plan

Recent Developments, page 18

4. Here you describe agreements with Stanley Footwear Consortium Sdn Bhd, YKGI Bhd and Asteel Sdn Bhd pursuant to which you will distribute these companies’ products. Please revise your business section, and elsewhere as appropriate, to describe this aspect of your business. In this regard, these operations appear to be distinct from those related to your e-learning platform.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures has been revised to describe the aspects of our business pursuant to which we will distribute products from Stanley Footwear Consortium Sdn Bhd, YKGI Bhd and Asteel Sdn Bhd. Further, for the purposes of clarity, these products will be offered through the Company’s technological platform, which will include an online marketplace for selling such products to tradesmen and other users of the Company’s platforms.

Financial Statements

Condensed Balance Sheets, page F-1

5. Your expanded disclosure on page 21 relating to the proposed acquisition of All Crescent identifies that you paid a deposit of $20,000 in connection with the All Crescent Acquisition. Explain why it does not appear that this deposit is reflected in your financial statements. Indicate the source of the deposit.

Response: The Company paid an earnest deposit of $20,000 on May 30, 2017 for the potential acquisition of All Crescent. The disclosure made on page 21 was dated as of June 22, 2017, the date of filing of the amended Form S-1/A. Thus, there was no disclosure of the referenced deposit made in the Company’s financial statements since the Company’s Quarterly Report on Form 10-Q was filed with the SEC on May 16, 2017.

Further, in consideration of the comments received from the Staff of the Commission, the Company’s disclosures have been revised to indicate that the source of the deposit was from proceeds of the sale of common shares of the Company to third party investors. ..

Notes to Financial Statements

Note 6 – Subsequent Events, page F-17

6. Please explain the nature of the $100,000 payment made by Mr. Kasa to Tiber Creek Corporation. As presented in your table on page 32, we note that Mr. Kasa is your largest shareholder. In your response, explain how you determined that this amount should not be recorded in your financial statements. In this regard, all costs of doing business should be reflected in historical financial statements. Refer to SAB 107.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures have been revised. The $100,000 payment made by Mr. Kasa to Tiber Creek Corporation was a personal investment in Anvia and not deemed as share based payment in accordance with SAB107.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman
Jarvis Lagman, Esq.
Cassidy & Associates

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